Exhibit (a)(8)

ING VP Intermediate Bond Portfolio

Certificate of Amendment of Declaration of Trust

Effective: May 1, 2009

The undersigned, being a majority of the duly elected and qualified Trustees of ING VP Bond Portfolio, a Massachusetts business trust (the “Trust”), take this action pursuant to Article 11.3 of the Amended and Restated Declaration of Trust dated May 1, 2002, as amended (the “Declaration of Trust”). The Trustees hereby amend the Declaration of Trust to change the name of the Trust as set forth in Section 1.1 thereof, as follows:

1. Section 1.1 of the Declaration of Trust is hereby amended to read in its entirety as follows:

“Section 1.1. Name. The name of the trust created hereby shall be “ING Intermediate Bond Portfolio,” as so far as may be practicable the Trustees shall conduct the activities of the Trust, execute all documents and sue or be sued under that name, which name (and the word “Trust” wherever hereinafter used) shall refer to the Trustees as Trustees, and not individually, and shall not refer to the officers, agents, employees or Shareholders of the Trust.”

Except as otherwise provided in this Instrument, the foregoing shall be effective upon filing of this Instrument with the Secretary of the Commonwealth of Massachusetts.

/s/ Albert E. DePrince, Jr. Trustee
Albert E. DePrince, Jr., Trustee

/s/ Russell Jones	/s/ Corine T. Norgaard
Russell Jones, Trustee	Corine T. Norgaard, Trustee

/s/ Sidney Koch	/s/ Joseph E. Obermeyer
Sidney Koch, Trustee	Joseph E. Obermeyer, Trustee

/s/ Shaun P. Mathews
Shaun P. Mathews, Trustee